INVEST IN **TUCSON TAMALE COMPANY**

# The #1 Premium Tamale in the US aiming to be the #1 Premium Mexican Food Company


TUCSON TAMALE
HAPPINESS™

tucsontamale.com Tucson Arizona

Female Founder | B2B | Food & Beverage | B2C | Minority Founder

LEAD INVESTOR



**Keith Jantzen**

Tucson Tamale is an awesome product, led by passionate founders. Nosotras creemos en Tucson Tamale. We believe in Tucson Tamale. We've known Sherry and Todd Martin for 20 years, and we've seen Tucson Tamale grow from a humble take-out shop to a significant force in the national tamale market, with over 5,000 retail locations in stores like Whole Foods and Krogers. We believe in the growth potential of Tucson Tamale and their expansion into other food offerings. They have grown over 30% per year over the past three years, and the North American Mexican food market is anticipated to grow by over $66 Billion by 2026 (according to technavio). But, it's not just the fantastic product, their growth history and the larger market expansion that makes us believers in Tucson Tamale. Sherry and Todd lead their team with honesty, transparency, inclusion and deep caring for their people. They give traditionally marginalized candidates a chance to learn, apply their skills and realize their potential. Sherry and Todd always see every interaction, every team meeting, every interview, as a chance to teach, listen, and improve. These folks are the amongst the hardest working, committed, insightful people we know. Scott Beth and Keith Jantzen

**Invested $10,000 this round**

## Highlights

1. 🏆 Tucson Tamale is the #1 Premium Tamale Brand
2. Averaged over 30% YOY growth the past 3 years (2019-2021)
3. Our products are available in over 5,000 Locations. Including Whole Foods, Sprouts and Kroger
4. 🌮 The North American Tamale market will grow by over $100 MILLION by 2025 (technavio)
5. The North American Mexican Food Market will grow by over $66 BILLION by 2026 (technavio)
6. ✅ We're proud to have earned thousands of 5⭐ online reviews
7. 💰 Our team of founders, advisors and board members have a proven track record of success
8. 🌯 Join the next chapter as we multiply our product offerings beyond Tamale

# Our Team



## Sherry Martin Co-Founder, CEO

Oversees day to day operations and works closely with Todd in support of business development, sales and marketing. She has more than 25 years experience in Sales, Marketing and Compliance.



## Todd Martin Co-Founder, EVP

Leads Sales, Marketing and Innovation. 30+ years of experience in both food and technology. He leads product development, sales and marketing and is the driving visionary of the brand.



## Alejandra Aguirre Director of Manufacturing

13 years of experience in food manufacturing and production. She is certified and proficient in regulatory requirements (USDA, FDA) and HAACP and an SQF Practitioner.



## Jacob Davis Director of Operations

Over 15 years of experience in data analysis, systems implementation, and organizational development. Jacob over sees operations, procurement, and fulfillment.



## Ben Mand Chairman of the Board

Current CEO Harmless Harvest, former SVP Brand Marketing & Innovation, Plum. Organics. Deep CPG experience including marketing and innovation roles at General Mills and J&J.



## Luis Rapaso Director of Board

CoFounder Shoreline Capital registered investment advisory with focus on providing personalized client service, financial planning and customized investment solutions.



## Zach DeAngelo Board Advisor

Zach DeAngelo, Board Advisor, CPG Founder & CEO of Rodeo CPG, Food & Beverage Investor and Strategic Advisor. COO of Little Duck Organics and CEO of Kalot Super Food.



## John Maggoire Board Advisor

Founder, Maggiore Sales. Broker of Natural Food products to Supermarkets in New England. Consultant specializing in sales strategy for Natural, Organic and Specialty products.



## Peter Karpas Advisor

C-level Tech and Start Up (Intuit, PayPal, First Data, Xerio). Current Chairman of the



Board at My Fan Park.



**Lisa Martin** Advisor

Learning and Culture Former HR Director at Tucson Tamale. Master's in Education with emphasis on organizational and leadership development. Director of Education Colorado Dept of Corrections Founder/ CEO: Principal Institute.



**Tom Rota** Sales Manager

Over 40 years in CPG Sales as both a successful broker and National Sales Manager.

## Why Tucson Tamale Company?

TUCSON TAMALE
UNWRAP HAPPINESS

SIMPLY DELICIOUS
HANDMADE TAMALES

TUCSON FOODS





In December 2008, we started our tamale journey in a 1,000 sq ft funky little take out shop. Our mission was to make a premium "better for you" delicious tasting

tamale. The shop was near both the University and downtown and attracted a wide variety of customers. It did not take long for the word to get out that we were on to something special. We were making tamales that were both traditional and innovative.

We were selling our tamales all over Arizona and in 2016, we made our first big leap and opened our own manufacturing facility so that we could expand Nationally. In 2022, we opened our 2nd manufacturing facility to keep up with demand.

We started out with 4 part time employees making 200 tamales a day to 60 full time employees making 35,000 tamales a day. From one humble little 1,000 sq ft shop to 28,000 sq feet of manufacturing and warehouse facilities to support being sold in over 5,000 grocery stores, 500 Deli's and online for shipment anywhere in the States. And we have just scratched the surface!

We are the #1 Premium Tamale Brand and we are going to transition that to the #1 Premium Mexican Food Brand.

**SHERRY & TODD MARTIN**
**Co-Founders, Tucson Tamale**

## OUR MISSION



Our Mission is to bring this great tasting celebration food to the masses using only traditional clean, natural and healthier ingredients.

| | | |
|---|---|---|
| Authentic, flavorful ethnic food | Clean ingredients | Ready whenever you are |
| A convenient meal, all in one tamale | Taste you'll crave | Meat, Vegetarian and Vegan options |

TUCSON TAMALE
UNWRAP HAPPINESS

TUCSON FOODS

Using the same product philosophy and Mission that has propelled our Tamales to the number one premium Tamale in the country, we will use that to launch and grow other premium Mexican ready to eat foods for our growing and loyal consumer base.

- There is a demand for premium, restaurant quality, better-for-you ethnic foods. Mexican and Latin foods and flavors have a broad appeal. We are going to take what we did with tamales and apply that premium lens to other Mexican and Latin Food.

- As a self manufacturer with a strong eCommerce business, we can rapidly innovate, test and launch successful new premium Mexican foods into the CPG landscape.

- We can get rich insights and feedback and from real customers and use that for propensity to purchase at retail.



> "
> **Waited in line for 20 minutes, would have waited another 20, I didn't buy enough.**
>
> **ALTON BROWN**
>
> TV Chef, Good Eats, Iron Chef

## MADE IN THE USA

Thanks to our flexible manufacturing process and the variety of our flavor profiles, our tamales are a great fit in multiple channels!

**TWIN PACKS**


TUCSON TAMALE
GREEN CHILE & CHEESE TAMALES

**SINGLE SERVE**


TUCSON TAMALE
GREEN CHILE PORK & CHEESE TAMALE

**FOOD SERVICE**



**TWIN PACKS**
6 SKUs in National Retail Distribution sold in Frozen Entrees and Handheld.
14 SKUs in eCommerce.

**SINGLE SERVE**

10 SKUs in National Retail Distribution in Frozen Natural Handheld. Also sold in Colleges & Universities, Grab & Go Deli, Convenience Stores, Business & Institutions and eCommerce.

**FOOD SERVICE**

8 SKUS in National Distribution and sold in Grocery Deli, Restaurants, Business and Institutions and Direct eCommerce.

| FAMILY PACKS | HOT & SPICY | ORGANIC HOT SAUCE |
|---|---|---|
| TUCSON TAMALE<br>RED CHILE PORK | TUCSON TAMALE<br>Hot + Spicy<br>JALAPEÑO & CHEESE TAMALE |  |

**FAMILY PACKS**

2 SKUs launching Fall 2022

**HOT & SPICY Tamales**

3 SKUS in National Distribution sold in Frozen Handheld, Convenience Stores and Ecommerce

**HOT PEPPER SAUCE**

3 SKUs National Distribution sold in Center Store and Ecommerce

## 5,000 STORES ACROSS THE COUNTRY

We continue to grow our retail presence with best-in-class chains and independents.

Ralphs, meijer, Fred Meyer, QFC Delivery, National Co+op Grocers, Natural Grocers, Jewel, Zupan's Markets, Rouses, MOM's Organic Market, Albertsons, Sprouts Farmers Market, King Soopers, Fresh Thyme Farmers Market, Lunds, Publix, Haggen Northwest Fresh, Balducci's, Whole Foods Market, Harmons Neighborhood Grocer, New Seasons Market, Smith's, Big Y, Raley's, The Fresh Market, Safeway, Harris Teeter, Giant, Bristol Farms, ShopRite, Fry's Marketplace, Earth Fare, Amtrak, freshdirect, infra, Mother's Market & Kitchen, Hungryroot, Food Coop, Reasor's, Central Market, Nugget Markets

ORGANIC NON-GMO CORN

TUCSON City of Gastronomy 2021 Certified Food Artisan

NMSDC National Minority Supplier Development Council

certified WBENC Women's Business Enterprise

ARTFULLY CRAFTED

## MASSIVE OPPORTUNITY IN MEXICAN


GLOBAL MEXICAN FOOD MARKET 2022-2026
Market growth will ACCELERATE at a CAGR of
6.65%
Growth Contributed by NORTH AMERICA
58%
Incremental growth ($B)
113.85
2021
2026
Growth for 2022
6.11%
The market is FRAGMENTED with several players occupying the market
17000+ Reports covering niche topics. Read them at
technavio

**The North American Mexican Food Market will grow <u>$66 Billion</u> between 2022 and 2026**

## HUGE OPPORTUNITY IN TAMALES


GLOBAL PACKAGED TAMALES MARKET 2021-2025
Market growth will ACCELERATE at a CAGR of
5.59%
Growth Contributed by NORTH AMERICA
63%
Incremental growth ($M)
159.39
2020
2025
Growth for 2021
4.72%
The market is FRAGMENTED with several players occupying the market
17000+ Reports covering niche topics. Read them at
technavio

**The North American Tamale Market will grow <u>$100 Million</u> between 2021 and 2025**

## SELF MANUFACTURING: MADE IN THE USA

### 2 MANUFACTURING FACILITIES IN TUCSON ARIZONA

- **28,000 SQ FT FOR MANUFACTURING, STORAGE AND OFFICES**



- CAPACITY FOR 25M TAMALES PER YEAR
- 65 EMPLOYEES
- 3PL IN DALLAS



## DEEP AND DIVERSE DISTRIBUTION CHANNELS

**56 DISTRIBUTION CENTERS NATIONWIDE CARRY TUCSON TAMALE**

- 44 CARRY SINGLE SERVE SKUS
- 27 CARRY TWIN PACK SKUS
- 17 CARRY FOOD SERVICE SKUS

## REVENUE


Revenue
30 M
25 M
20 M
15 M
10 M
5 M
0
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
GROWTH RATE
Sales
Growth Rate
2018 $3,532,386
2019 $4,193,325 18.71%
2020 $6,441,416 53.61%
2021 $7,876,125 22.27%
2022 $9,523,500 20.92%
2023 $14,525,000 52.52%
2024 $26,675,000 83.65%

Forward-looking projections are not guaranteed. Chart above depicts gross sales. See "details" tab for more information.

## TIMELINE


Sherry is old enough to join the family tamale making tradition
1970
Todd Moves to Tucson and joins the tamale making party
1995
Tucson Tamale opens up a 1000 sq ft storefront
2008
Tucson Tamale Masa recipe is finally perfected
2010
eComm business launches with a blurb in Sunday Parade Magazine, 1700 orders in 3 days
2011
Open USDA/FDA production facility
2015
Nation launch at NCG and UNFI. 9 DC's and 125 stores
2016
Reach 500
2017
Reach 1,250 stores
2018
Reach 2,500
2019
Reach 4,000 stores
2020
Reach 5,000
2021
Opens 2 nd production facility in Tucson
2022




THANK YOU
TUCSON TAMALE
TODD MARTIN
todd@tucsontamale.com
SHERRY MARTIN
sherry@tucsontamale.com